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Fri, Mar 18, 5:26 PM

Thank you broski!! Love you too 🤍

Love you!

That was so nice thank you 🥺

Tue, Apr 19, 12:50 PM


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feel free to share with anyone, but not on social media yet haha

Tue, Apr 19, 3:25 PM

oh cool

iMessage

Awesome, here you go -
https://wefunder.com/sobersidekick

See you at the Summit tomorrow :)

Chris
•••

On Tue, May 10, 2022 at 12:37 PM Paige Jernigan <jernigan@heartlandforward.org> wrote:
Chris
Great on all counts - and yes we at Heartland Forward need folks to know about us!
Please do send link and count me in!
Paige

Sent from my iPhone

> On May 10, 2022, at 12:19 PM, Chris Thompson <chris.thompson@sobersidekick.com> wrote:

Hey Paige,

Thanks so much for making the time today, and all of the introductions so far!

I'm a huge fan of your vision for underserved communities, and we do have a section of our round reserved for core supporters and allies, and I would love to include you in that.

We have a private Wefunder page for that purpose. Would you like me to send you an invitation?

Also Amanda and I were talking after you left, and we'd love to explore some ways we could help you push Heartland forward, and would love to have a brainstorm with you after the summit!

Thanks so much, we'd love you to be a part of our journey!
Chris











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